Via Facsimile and U.S. Mail
Mail Stop 6010

December 15, 2008

Mr. Richard Donnelly
Chief Executive Officer
AspenBio Pharma, Inc.
1585 South Perry Street
Castle Rock, CO 80104

Re: AspenBio Pharma, Inc.
    Form 10-KSB for the Period Ended December 31, 2007
    Form 10-Q for the Quarterly Period Ended September 30, 2008
    File No. 001-33675

Dear Mr. Donnelly:

We have reviewed the above filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis or Plan of Operations

Results of Operations, page 25

1.   You disclose that you recorded "an allowance of approximately $43,000 for certain recombinant animal products in process where sales of such finished goods prior to FDA approval have been voluntarily suspended by the Company." Please explain to us what product(s) comprise the $43,000 allowance and clarify

for us whether you sold any of these products prior to FDA approval, and if so, how this is legally possible. In your response, please explain to us how you could sell EquiPure LH when you indicate on page 6 that this product is on hold at the FDA. In this regard, it is apparent from disclosure in Exhibit 99.1 to a Form 8-K dated April 9, 2007 that your EquiPure LH has generated modest revenues through sales by your marketing partner, Bioniche.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Condensed Financial Statements

Statements of Cash Flows, page 5

2.   Please revise your cash flow statements to present your cash flows from trading securities as an investing activity or explain to us why your presentation is appropriate and reference for us the authoritative literature you rely upon to support your position. In this regard, it appears that the effectiveness of SFAS 159 has amended paragraph 18 of SFAS 115 to no longer require that trading securities be automatically classified as operating cash flow activities, but instead be classified based on the nature and purpose for which the securities were acquired.

Notes to Condensed Financial Statements, page 6

3.   Please provide us the fair value disclosures as required under paragraphs 32 through 35 of SAFS 157 or tell us where you have provided the disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

4.   Your discussion appears to identify variations in various statement of operations captions, but does not appear to explain the underlying causes of these variations. For example, your disclosure that increases in stock-based compensation, employee costs, legal public company expenses, non-income taxes, travel and insurance are the result of higher levels of activity does not explain why you were engaged in increased levels of activity. Please revise your disclosure to discuss the underlying cause(s) for these increases.

5.   In light of the recent fluctuations in the financial market and the increase in your investment securities, please revise your discussions to better explain the risks and uncertainties surrounding these investments. Your discussions should include:
    a. The description of the Board approved investment policy;
    b. The breakout of your investments by type. If you only invest in equity securities, you may provide the breakout by the same investment

        diversification criteria utilized in making the investment decisions (e.g. industry type, market cap, gross revenues, etc);

    c. The discussion of any significant concentration of credit risk;

    d. The gross acquisitions, disbursements, gains, and losses; and,

    e. A sensitivity analysis of the reasonably likely effects on net income, financial position and liquidity of any known trends, events or uncertainties, including changes in equity values.

6. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

    a. The costs incurred during each period presented and to date on the project;

    b. The nature, timing and estimated costs of the efforts necessary to complete the project;

    c. The anticipated completion dates;

    d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

    e. The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Quantitative and Qualitative Disclosures About Market Risk

7. You identify yourself on your cover page as a non-accelerated filer. Please revise your filing to provide the information required by Part I Item 3 of Form 10-Q or demonstrate to us that you are a smaller reporting company under Item 10(f) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant